FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP TO RAISE UP TO US$460 MILLION THROUGH OFFER TO INDUCE EARLY
EXERCISE OF PUBLICLY-TRADED WARRANTS

Vancouver, BC, March 21, 2006 - Goldcorp Inc. (“Goldcorp”) is pleased to announce that it has filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States proposing the issue of new common share purchase warrants (“New Warrants”) as an incentive for holders of its five series of publicly-traded warrants (the “Existing Warrants”) to exercise such warrants during a 30-day early exercise period (the “Early Exercise Period”) expected to commence on May 10, 2006 and end on June 8, 2006.

If all Existing Warrants are exercised during the Early Exercise Period:
•	Goldcorp will receive gross proceeds of approximately US$460 million on or before June 8, 2006 (the last day of the Early Exercise Period);
•	Goldcorp’s fully diluted “in-the-money” shares outstanding will not increase; and
•	Goldcorp will issue approximately 8.7 million New Warrants with an exercise price which is a 50% premium to the trading price of the Goldcorp common shares at the end of the Early Exercise Period.

The proceeds of the warrant exercise will be used to repay credit facilities which will be drawn down to fund the acquisition of certain assets of Placer Dome Inc. from Barrick Gold Corporation.

The details of each series of Existing Warrants are set out in the table below. The Existing Warrants will continue to trade on TSX and NYSE, as applicable, during the Early Exercise Period.

Series of Warrants	Stock Symbols	Expiry Date	Exercise Basis per Warrant	Exercise Price per Warrant	Exercise Price per Share
First Warrants	TSX: G.WT	May 13, 2009	2.08 Common Shares	C$20.00	C$9.62
Series A Warrants	TSX: G.WT.A NYSE: G.WS.A	May 30, 2007	0.25 of a Common Share	C$1.65	C$6.60
Series B Warrants	TSX: G.WT.B	August 25, 2008	0.25 of a Common Share	C$3.10	C$12.40
Series C Warrants	TSX: G.WT.C NYSE: G.WS.C	May 30, 2007	0.25 of a Common Share	C$1.65	C$6.60
U.S. Dollar Warrants	TSX: G.WT.U	April 30, 2007	2.08 Common Shares	US$25.00	US$12.02

Goldcorp is proposing to amend the terms of the Existing Warrants such that holders of the Existing Warrants would be entitled to receive a fraction of a New Warrant (as set forth in the table below) provided such holders exercise their Existing Warrants during the Early Exercise Period. Each New Warrant will entitle the holder to purchase one common share of Goldcorp at a price equal to 150% of the volume weighted average trading price of the Goldcorp common shares on the Toronto Stock Exchange for the five trading days immediately preceding the expiry of the Early Exercise Period, rounded to the nearest $0.25, at any time before 5:00 p.m. (Vancouver time) on the date which is five years following the expiry of the Early Exercise Period.

	Fraction of New Warrant for each Existing Warrant exercised during the Early Exercise Period	Number of Existing Warrants to be exercised to acquire one New Warrant	Illustrative Early Exercise of 100 Existing Warrants
				Existing Warrants Owned	What is Received
Series of Warrant			Existing Warrants Owned

First Warrants	0.44	2.273	100	C$2,000	208 Common Shares
				(C$20.00 per warrant)	44 New Warrants

Series A Warrants	0.01	100	100	C$165	25 Common Shares
				(C$1.65 per warrant)	1 New Warrant

Series B Warrants	0.08	12.5	100	C$310	25 Common Shares
				(C$3.10 per warrant)	8 New Warrants

Series C Warrants	0.01	100	100	C$165	25 Common Shares
				(C$1.65 per warrant)	1 New Warrant

US Dollar Warrants	0.32	3.125	100	US$2,500	208 Common Shares
				(US$25.00 per warrant)	32 New Warrants

If all of the Existing Warrants are exercised during the Early Exercise Period, Goldcorp will issue approximately 54.4 million common shares and approximately 8.7 million New Warrants.

If at least 66 2/3% of any series of Existing Warrants is exercised during the Early Exercise Period, each unexercised Existing Warrant of such series will be automatically exchanged, without any further action on the part of the warrantholder (including payment of the exercise price thereof or any other additional consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the volume weighted average trading price of the Goldcorp common shares for the five trading days immediately preceding the expiry of the Early Exercise Period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the Early Exercise Period (as set forth in the table below).

Series of Warrants	Fraction of a New Warrant for Each Existing Warrant not exercised during the Early Exercise Period
First Warrants	0.220
Series A Warrants	0.005
Series B Warrants	0.040
Series C Warrants	0.005
U.S. Dollar Warrants	0.160

The transaction is subject to the receipt of all required regulatory approvals and consents, including approval by disinterested shareholders and warrantholders. The Board of Directors has received fairness opinions from BMO Nesbitt Burns Inc. (with respect to the holders of Existing Warrants) and GMP Securities L.P. (with respect to shareholders), and has determined that this transaction is fair to holders of Existing Warrants and shareholders. The required shareholder approval will be sought at Goldcorp’s annual and special meeting of shareholders to be held on April 19, 2006. The required approvals of holders of the Existing Warrants will be sought at a meeting of warrantholders to be held on May 9, 2006 with a record date of April 10, 2006 and Goldcorp expects to mail a management information circular to its shareholders on or about March 24, 2006 and to mail a management information circular to its holders of Existing Warrants on or about April 10, 2006. The amendment of each series of Existing Warrants requires approval by holders of 66 2/3% of the warrants of such series voting in person or by proxy at the meeting of warrantholders. The issue of the New Warrants requires approval by a simple majority of disinterested shareholders at the meeting of shareholders.

Goldcorp has filed a preliminary short form base shelf prospectus in each of the provinces and territories of Canada to qualify the distribution of the New Warrants. A copy of the preliminary short form base shelf prospectus dated March 20, 2006 relating to the distribution of the New Warrants is available on www.sedar.com. Goldcorp has applied to list the New Warrants on the Toronto Stock Exchange and the New York Stock Exchange. Listing will be subject to fulfilling all of the listing requirements of the TSX and NYSE.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

BMO Nesbitt Burns Inc. and GMP Securities L.P. are acting as financial advisors to Goldcorp with respect to the transaction.

If you have any questions or require assistance with the early exercise of warrants, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
North America Toll-Free Phone: 1-866-833-6977
Outside North America Call Collect: 416-867-2333
E-mail: shareholder@kingsdalecapital.com

Goldcorp is the world’s lowest cost and fastest growing multimillion ounce gold producer.  Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of less than $150 per ounce, and Goldcorp remains unhedged.  2007 gold production is forecast to reach almost 2.4 million ounces at a cash cost of less than $175 per ounce.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of each of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and Virginia, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: (604) 696-3011
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: March 22, 2006	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Director, Legal